22004035

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SEC FILE NUMBER
8-69147

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Falcon Square Captial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3701 Lake Boone Trail, Suite 100
(No. and Street)

Raleigh	NC	27607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Braxton Wall	919 825 1534	bwall@falconsquarecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Braxton Wall, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Falcon Square Captial, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member

[signature]

Notary Public Adrienne Fleming

ADRIENNE FLEMING
NOTARY PUBLIC
Wake County
North Carolina
My Commission Expires July 2, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Falcon Square Capital, LLC (the "Company") as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts LLP

We have served as the company's auditor since 2016.

Raleigh, North Carolina
February 28, 2022

FALCON SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current Assets		
Cash and Cash Equivalents	$	166,760
Receivables from Clearing Organization	$	605,480
Other Assets - Soft dollar	$	151,512
Total Current Assets	$	923,752
Fixed Assets		
Operating Lease - Right to Use Asset	$	81,432
Furniture and Equipment	$	69,219
Less: Accumulated Depreciation	$	(69,219)
Total Fixed Assets	$	81,432
Other Assets		
Deposits with Clearing Organizaiton	$	388,640
Preapid Expenses	$	39,828
Security Deposit	$	7,038
Total Other Assets	$	435,506
TOTAL ASSETS	**$**	**1,440,690**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities		
Commissions Payable	$	356,323
Accounts Payable	$	33,805
Other Liabilities - Soft Dollar	$	147,858
Total Current Liabilities	$	537,986
Long Term Liabilities		
Operating Lease Liability	$	81,432
Total Long Term Liabilities	$	81,432
Total Liabilities	$	619,418
Member's Equity	$	821,272
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,440,690**

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues		
Commissions	$	6,729,056
Underwriting Fees	$	43,827
Unrealized/Realized Gain	$	(5,050)
Total Revenues	$	6,767,833
Expenses		
Employee Compensation	$	5,824,857
Clearing Charges	$	299,491
Professional Fees	$	82,816
Rent and Lease Expense	$	72,000
Regulatory Expenses	$	55,320
Research Expenses	$	511,149
Insurance Expense	$	69,257
Meals and Entertainment	$	8,862
Computer and Internet Expenses	$	49,494
Advertising and Promotion	$	7,295
Depreciation	$	7,055
Dues and Subscriptions	$	1,920
Office Supplies	$	18,587
Trade Error Execution	$	15,975
Taxes	$	74,770
Travel	$	2,685
Bank Service Charges	$	1,065
Miscellaneous Expense	$	6,006
Total Expenses	$	7,108,604
Other Income (Expense)		
Interest Income	$	3,285
Other Income	$	105
Total Other Income (Expense)	$	3,390
Net Income	$	(337,381)

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Member's Equity, January 1, 2021	$	1,070,828
Net Member Contributions for 2021	$	87,825
Net Income for 2021	$	(337,381)
Member's Equity, December 31, 2021	$	821,272

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:		
Net Income	$	(337,381)
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation	$	7,055
Cash Flows from Changes In:		
Receivables from Clearing Organization	$	(82,890)
Prepaid Expenses	$	(14,182)
Other Assets - Soft Dollars	$	130,253
Security Deposit	$	-
Commissions Payable	$	133,460
Accounts Payable	$	23,234
Other Liabilities - Soft Dollar	$	66,019
Net Cash Used by Operating Activities	$	(74,432)
Cash Flows from Investing Activities		
Purchases of Furniture and Equipment	$	(6,667)
Deposit to Clearing Organization	$	1,982
Net Cash Used by Investing Activities	$	(4,685)
Cash Flows from Financing Activities		
Member Contributions	$	87,825
Net Cash Provided by Financing Activities	$	87,825
Net Decrease in Cash and Cash Equivalents	$	8,708
Cash and Cash Equivalents, Beginning of the Year	$	158,052
Cash and Cash Equivalents, End of the Year	$	166,760

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Falcon Square Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). It is exempt from the provisions of SEC Rule 15c3-3 under Section(k)(2)(ii) of that same rule. The Company was incorporated in North Carolina on April 2, 2012 and granted membership to FINRA and MSRB in March 2013.

Basis of Presentation

The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income States*. Under the provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2021. As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

Receivables

The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivables are collectible as of December 31, 2021. Therefore, no allowance for doubtful accounts has been recorded.

FALCON SQUARE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Soft Dollar
The Company ensures that any soft dollar arrangement with customers fall within the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934 (Section 28(e), as amended, which provides for the payment of research, brokerages, quote services and other expenses permissible by Section 28(e)).

Fixed Assets and Depreciation
Fixed assets are stated at cost. Depreciation is computed for financial statement purposes using the straight-line method, over the estimated useful lives of the related assets as follows:

Furniture	5 years
Equipment	5 years

Advertising
The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the year ended December 31, 2021 were $7,295.

Revenue Recognition
In May 2014, the FASB issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contracts with Customers ("ASU 2014-09")*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard using the modified retrospective method on January 1, 2019. As a result of adoption, there was no cumulative impact to Company's member's capital as of January 1, 2019 and no impact to revenue for the year ended December 31, 2021.

NOTE 2 – REVENUE RECOGNITION

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2021.

Performance obligations satisfied over time	$ 0
Performance obligations satisfied at a point in time	$ 6,772,883
Total Revenue	$ 6,772,883

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Commissions/fees on fixed income securities transactions and underwritings	$ 6,772,883
Total Revenue	$ 6,772,883

FALCON SQUARE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a national bank. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2021 in all accounts.

NOTE 4 – LEASES

Effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842) ("ASUM 2016-02" or "ASC 842"),* using the modified retrospective method and utilized the effective date as its date of initial application. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right of use assets and current and non-current lease liabilities, as applicable.

Operating lease liabilities and their corresponding right of use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right of use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right of use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company does not have and has elected to not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as the new lease.

Adoption of this standard resulted in the recording of operating lease liabilities and right to use assets of $81,432 on the Company's statement of financial condition effective date. The adoption of the standard did not have a material effect on the Company's statement of income, statement of changes in shareholder's equity, or statement of cash flows.

The Company leases office space under a lease agreement in Raleigh, North Carolina beginning January 1, 2016 and expiring on February 28, 2023. Minimum lease payments were $13,800 from January,1, 2016 – July 31, 2018 and $8,800 from August 1, 2018 – December 31, 2019 and are $6,000 from January 1, 2020 – February 28, 2023.

FALCON SQUARE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2021 the Company had excess net capital of $666,727. The Company's required minimum net capital is $100,000. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 70.17%.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FALCON SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of Net Capital				
Total Member's Equity			$	821,272
Deductions and/or Changes				
Non-Allowable Assets:				
Prepaid Expenses			$	39,828
Furniture and Equipment			$	-
Security Deposit			$	7,038
Net Capital Before Haircuts on Securities Positions			$	774,406
Haircuts on Securities				
Other Securities			$	7,679
Net Capital			$	766,727
Computation of Basic Net Capital Requirements				
Minimum Net Capital Required				
Calculation (6 2/3% of Aggregate Indebtedness)	$	35,866		
Company Requirement	$	100,000		
Net Capital Requirement (Greater of the Above)			$	100,000
Excess Net Capital			$	666,727
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement			$	646,727
Computation of Aggregate Indebtedness				
Total Aggregate Indebtedness			$	537,986
Percent of Aggregate Indebtedness to Net Capital				70.17%
Net Capital Reconciliation				
Net Capital as per the FOCUS Part IIA			$	766,727

There are no material differences form the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021.

FALCON SQUARE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company claims exemption from the requirements of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

FALCON SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company claims exemption from the requirements of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Falcon Square Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 28, 2022

FALCON SQUARE CAPITAL LLC
Exemption Report
Year Ended December 31, 2021

Falcon Square Capital, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2021, pursuant to paragraph k(2)(ii).

Falcon Square Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2021 without exception.

Braxton Wall, Member

February 28, 2022
Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Members
Falcon Square Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Falcon Square Capital, LLC and SIPC, solely to assist you and SIPC in evaluating Falcon Square Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Falcon Square Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 28, 2022

FALCON SQUARE CAPITAL, LLC

Schedule of Assessment and Payments

Year ended December 31, 2021

Assessment for December 31, 2021	$	9,708
Less:		
Payment July 31, 2021		(4,873)
Payment February 28, 2022		(4,835)
Balance due March 1, 2022	$	None